Fitbit, Inc. Frequently Asked Questions About Proposed Stock Option Exchange Program What is the Proposed Stock Option Exchange Program? Since our initial public offering in June 2015, our stock price has fluctuated significantly. As a result, some of our employees hold “underwater” stock options, with exercise prices that are higher than the current trading price of our Class A common stock. The proposed stock option exchange program (the “Program”) is designed to allow eligible employees to exchange such underwater options for a lesser number of RSUs. How many RSUs will I receive if I exchange my eligible options? Eligible employees participating in the Program will receive one new RSU for every two shares subject to a surrendered eligible option. For example, if you tender 10,000 shares subject to an eligible option, you will be granted 5,000 RSUs. If I participate in the Program, what is the vesting on the new RSUs? Vesting of the RSUs will be determined based on the vesting of the stock options exchanged. The new RSUs will generally vest over the remaining vesting period of the surrendered stock option (subject to a one-year minimum vesting period), subject to the eligible employee’s continued service with us over the remaining vesting period. For example, if your original option grant had a 4 year vesting schedule and you have vested for two years, the new RSU will have a two year vesting schedule. Why are we exchanging options for RSUs? Exchanging options for RSUs is consistent with our current compensation approach and we believe this exchange provides the best potential equity compensation value for employees with underwater options. Why has the company decided on these particular terms for the exchange? We believe that giving our employees the opportunity to exchange underwater stock options for a lesser number of RSUs is an important step in retaining and motivating employees. This Program recognizes that underwater stock option grants have not delivered the value to employees we hoped at the time they were granted. The option exchange will give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions. What is the expected timeline of the Program? We are currently seeking stockholder approval for the Program. We have not commenced the Program, and we will not do so unless our stockholders approve this proposal at our annual stockholders’ meeting on May 25, 2017. If our stockholders approve the Program, we currently anticipate commencing the Program in June 2017. Once the Program begins, eligible employees will be given at least 20 U.S. business days to decide whether to exchange all or some of their eligible options for RSUs. The “Exchange Date” is currently expected to be the first business date after the expiration of the 20 U.S. business day period.

Note that the timeline may change as our board of directors and compensation committee will ultimately determine the final terms and conditions of the Program. Additional details will be provided at a later date. Who is eligible to participate in the Program? We expect that the Program generally will be open to all U.S. employees, except our President, Chief Executive Officer, and Chairman, Chief Technology Officer, and Chief Financial Officer (James Park, Eric Friedman and Bill Zerella), and to employees who are located outside of the United States, where permitted by local law. Which options are eligible to exchange under the Program? Only stock options that are (i) outstanding and unexercised as of immediately prior to the commencement of the Program and (ii) have an exercise price that is greater than the fair market value of our Class A common stock and Class B common stock on the Exchange Date will be eligible for the Program. If you have tendered stock options pursuant to the Program which, due to fluctuations in the stock price, are not underwater on the Exchange Date, these stock options will not be exchanged for new RSUs and you will continue to hold those stock options. If the stock options you hold are not underwater immediately prior to the commencement of the Program, but may be underwater on the Exchange Date, you should consider whether you would like to tender such stock options to preserve your ability to participate in the exchange should the fair market value of the Class A common stock and Class B common stock fall below the exercise price of your stock options on the Exchange Date. For example, assume: • we commenced the program on June 1, 2017; • the price of our Class A common stock was $5.00 per share on June 1, 2017; and • during the 20 business days following June 1, 2017, the price of our Class A common stock fell such that it was $4.25 per share on the Exchange Date (assumed here to be June 30, 2017). If you held an outstanding and unexercised stock option for Class A common stock on June 1, 2017 that had an exercise price of $4.52, you may elect to tender your stock option for exchange before the end of the 20 business day period, even if your stock option is not underwater on the date that you tender your stock option. In this example, your tendered stock option would be exchanged on the Exchange Date because the fair market value on the exchange date ($4.25) is lower than the exercise price of your stock option ($4.52). Conversely, if the fair market value on the Exchange Date was higher than the exercise price of your previously tendered stock option, your stock option would not be exchanged and you would continue to hold that stock option. Do I have to participate in the Program? No. Participation in the Program will be completely voluntary. If you do not participate in the Program, your eligible options will continue with the same exercise price and otherwise remain subject to their existing terms. What should I do? Right now, there’s nothing you need to do. The next step is stockholder approval of the proposed exchange at our annual stockholders’ meeting on May 25. Assuming stockholders approve the option exchange program, we anticipate commencing the Program in June 2017. Once a date is set to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you. If you have any questions, please email optionexchange@fitbit.com.

The option exchange described in this summary has not yet commenced. Fitbit, Inc., or Fitbit, will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Eligible employees of Fitbit should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange. In connection with the proposal to be voted on by Fitbit’s stockholders with respect to the amendment of certain Fitbit equity incentive plans to permit the option exchange discussed in this summary, Fitbit has filed a definitive proxy statement with the SEC. Fitbit stockholders are urged to read the definitive proxy statement before making any voting decision regarding the option exchange, because they will contain important information about the proposal to be voted on by stockholders referenced in this summary. Fitbit stockholders and option holders will be able to obtain the written materials described above and other documents filed by Fitbit with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Fitbit with the SEC by directing a written request to: Fitbit, Inc., 405 Howard Street, Suite 550, San Francisco, California 94105, Attention: Investor Relations.